Exhibit 99.1

Baozun Schedules Extraordinary General Meeting of Shareholders

SHANGHAI, CHINA – Oct. 05, 2022 – Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that it will hold its extraordinary general meeting of shareholders (“EGM”) on Friday, October 21, 2022, at 10:00 a.m., Hong Kong time (or 10:00 p.m. on Thursday, October 20, 2022, New York time). The meeting will be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China.

Copies of the notice of EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, along with the circular for EGM, form of proxy and form of voting card for American Depositary Shares (the “ADSs”) are available on the Company’s investor relations website at http://ir.baozun.com.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), as of the close of business on Monday, October 3, 2022, Hong Kong time, will be eligible to attend and vote at the EGM. Holders of record of the Company’s ADSs as of the close of business on Monday, October 3, 2022, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Baozun’s filings with the Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of the announcement, and Baozun undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com